Exhibit 99.3

Agenda for the Annual General Meeting of Shareholders (AGM) of MYT Netherlands Parent B.V. (the Company) to be held at the offices of the Company, Einsteinring 9 85609, Aschheim, Federal Republic of Germany, on Wednesday, November 8, 2023, starting at 18.00 CET

1.	Opening

2.	Dutch statutory annual report for the financial year that ended on 30 June 2023 (FY 2023)

3.	Explanation of the dividend policy

4.	Proposal to adopt the Dutch statutory accounts for FY 2023*

5.	Discharge

5.1	Proposal to discharge the members of the management board of the Company (the Management Board) from liability for their duties performed during FY 2023*

5.2	Proposal to discharge the members of the supervisory board of the Company (the Supervisory Board) from liability for their duties performed during FY 2023*

6.	Proposal to appoint KPMG Accountants N.V. as external auditor for the financial years up to and including 30 June 2026*

7.	Proposal to adopt the amended and restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan*

8.	Proposal to adopt the amended and restated remuneration policy of the Company*

9.	Closing

Agenda items marked with an asterisk (*) are voting items.

Explanatory notes to the agenda for the AGM to be held on 8 November 2023

Re item 2: Dutch statutory annual report for FY 2023

The performance of the Company is described in more detail in the Dutch statutory annual report for FY 2023. For further details, please refer to the Dutch statutory annual report for FY 2023.

Re item 3: Explanation of the dividend policy

The Company’s policy on additions to reserves and dividends as outlined in the Dutch statutory annual report FY 2023 will be discussed.

Re item 4: Proposal to adopt the Dutch statutory accounts for FY 2023*

The Dutch statutory accounts for FY 2023 are included in the Company’s Dutch statutory annual report for FY 2023. These have been drawn up by the Management Board and audited by KPMG Accountants N.V., who have issued an unqualified opinion. A representative of the auditor will be present during the AGM to answer questions. It is proposed to adopt the Dutch statutory accounts for FY 2023.

Re item 5.1: Discharge from liability of the members of the Management Board*

It is proposed to discharge the members of the Management Board from liability in relation to the exercise of their duties in FY 2023, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 5.2: Discharge from liability of the members of the Supervisory Board*

It is proposed to discharge the members of the Supervisory Board from liability in relation to the exercise of their duties in FY 2023, in accordance with Dutch law, on the basis of information provided to the General Meeting and other information publicly available when the resolution to discharge is adopted.

Re item 6: Proposal to appoint KPMG Accountants N.V. as external auditor for the financial years up to and including 30 June 2026*

The Supervisory Board has proposed to instruct KPMG Accountants N.V. to audit the Dutch statutory financial statements of the Company for the financial years up to and including the financial year ending on 30 June 2026. This proposal is based on a thorough evaluation of the functioning of the external auditor, as conducted by the Audit Committee, and after giving due consideration to the observations of the Management Board that supports this proposal

Re item 7: Proposal to adopt the amended and restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan*

The MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan (2020 Omnibus Plan) was approved by the general meeting in 2020. The Company has conducted a review of the 2020 Omnibus Plan to determine whether it needs updating. This has resulted in a proposal to amend and restate the 2020 Omnibus Plan. The proposed changes include, inter alia, updated references to the various committees of the Supervisory Board, deletion of references to the IPO of the Company that took place in 2021, an adjustment of the pool of reserved shares that may be granted under the Omnibus Plan, adjustment mechanisms to awards and an adjustment in the list of possible performance criteria. The Supervisory Board recommends to the general meeting to adopt the amended and restated 2023 Omnibus Incentive Compensation Plan (the 2023 Omnibus Plan).

Re item 8: Proposal to adopt the amended and restated remuneration policy of the Company*

In connection with the proposed amendment and restatement of the 2020 Omnibus Plan, it is proposed to adopt the amended and restated remuneration policy of the Company. The proposed changes include inter alia updated references to the various committees of the Supervisory Board, deletion of references to the IPO of the Company that took place in 2021 and the inclusion of share ownership guidelines. The Supervisory Board proposes to the General Meeting to adopt the remuneration policy of the Company. The remuneration policy was last amended and approved by the General Meeting of Shareholders in 2022.